Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

July 19, 2023

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Ms. Lisa N. Larkin, Senior Counsel
Jason Fox, Staff Accountant John Lee, Branch Chief Michael J. Spratt, Assistant Director

Re:	Crescent Private Credit Income Corp.

Registration Statement on Form N-2

Filed December 2, 2022

File Nos. 333-268622 and 814-01599

Ladies and Gentlemen:

This letter is sent on behalf of Crescent Private Credit Income Corp. (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) received by letter dated December 21, 2022 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Fund today filed with the Commission Pre-Effective Amendment No. 1 to the Registration Statement (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Registration Statement are applicable to all similar portions of the Registration Statement.

Austin     Bay Area     Beijing     Boston     Brussels     Chicago     Dallas     Hong Kong     Houston     London     Munich     New York     Paris     Salt Lake City     Shanghai     Washington, D.C.

Securities and Exchange Commission

July 19, 2023

General

1. Comment: Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering.

Response: The Fund has not presented, and does not currently intend to present, any “test the waters” materials to potential investors in connection with this offering. The Fund reserves the right to present “test the waters” materials in connection with this offering in the future should the Fund deem it appropriate based on its then-current facts and circumstances.

Cover Page

2. Comment: Please explicitly add a cross-reference to the prospectus discussion regarding the risks associated with leverage. See Item 1.1.j. of Form N-2.

Response: The Fund has revised the disclosure as requested on the cover page of the Prospectus.

3. Comment: Please add the following bullet points:

•

The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

Response: The Fund has revised the disclosure as requested on the cover page of the Prospectus.

4. Comment: Please tell us the status of the Fund’s intention to submit an application to the SEC for an exemptive order to permit the Fund to offer multiple classes of Common Shares.

Response: The Fund submitted an application to the SEC for an exemptive order to permit it to offer multiple classes of Common Shares on May 5, 2023 (File No. 812-15463) (the “Application”). The Application was noticed by the Commission on July 6, 2023, and the Fund expects the Commission to issue an order with respect to the requested relief by mid-August 2023.

5. Comment: In the pricing table, footnote 2 states that the “total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.” Please provide a legal analysis that explains how 15% is consistent with FINRA Rule 2310(b)(4)(B)(h), which generally limits sales charges to no more than 10% of gross offering proceeds.

Securities and Exchange Commission

July 19, 2023

Response: The Fund confirms that total underwriting compensation will not exceed 10% of the gross proceeds from this offering, consistent with FINRA Rule 2310(b)(4)(B)(h). The Fund respectfully advises the Staff that the reference to 15% is with respect to the cap on the Fund’s total organization and offering expenses, as permitted by and consistent with the same FINRA rule.

Page iv — About This Prospectus

6. Comment: Disclosure states that numerical information relating to the Fund is approximate as of June 30, 2022. Please tell us whether numerical information regarding the Fund, as well as citations to industry sources, will be updated as of a more recent date.

Response: The Fund has updated the numerical information regarding the Fund, as well as citations to industry sources throughout the Prospectus so that the information is current as of March 31, 2023.

7. Comment: Disclosure refers to industry sources, such as Standard & Poor’s Leveraged Commentary on Data and Moody’s Investors Service Ultimate Recovery Rules Data. Please describe these entities and add citations that will permit an investor to access the information cited throughout the registration statement.

Response: The Fund confirms that the sources cited in the Registration Statement are commercially available for a fee and were not commissioned by the Fund, and the Fund has revised the disclosure on page v to include citations to commercially available third-party sources.

Page 2 — Q. What is your investment strategy?

8. Comment: In the second bullet point, disclosure states that the fund will focus “primarily on loans and securities of middle-market private U.S. borrowers.” Please tell us how much the Fund will invest/invests in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act.

Response: The Fund will limit its investments in hedge funds and/or private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act to under 15% of its assets.

Page 2 — Q. What types of investments do you intend to make?

9. Comment: In the first paragraph, disclosure states that the Fund “will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds, other credit instruments and related equity securities that are issued in private offerings or issued by private companies).” Please disclose in this section what the “related equity securities” are and how they are “private credit investments” for purposes of rule 35d-1 of the 1940 Act.

Securities and Exchange Commission

July 19, 2023

Response: The Fund has revised the disclosure on pages 2, 79 and 90 of the Prospectus, as set forth below, to clarify the “related equity securities” that comprise a portion of the private credit investments in which the Fund intends to invest. The Fund advises the Staff that it believes the enumerated securities are “private credit investments” for purposes of Rule 35d-1 under the 1940 Act, as the securities are obtained by or made available to the Fund as a result of its investments in loans, bonds and other credit investments issued in private offerings or by private companies.

“Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies, and related equity securities (including equity securities added to debt instruments to make them more desirable, such as warrants or preferred equity securities, as well as investments in equity securities of issuers of loans, bonds or other credit instruments owned by us) ~~that are issued in private offerings or issued by private companies~~).”

Page 3 — Q. What types of investments do you intend to make?

10. Comment: In the top line, disclosure about co-investments cross-references to “Regulation — Exemptive Relief” It appears that the correct cross-reference would be to “Regulation — Co-Investment Exemptive Order” on page 154. Please revise the cross-reference throughout the registration statement.

Response: The Fund has revised the disclosure as requested throughout the Prospectus.

11. Comment: In the first full paragraph, disclosure refers to investments in securities that are rated below investment grade, have predominantly speculative characteristics, and may be difficult to value and are illiquid. Please add that such securities are “junk.”

Response: The Fund has revised the disclosure as requested on the cover page and pages 3, 13, 62, 63, 91 and 101 of the Prospectus.

Page 4 — Scale and Tenure in the Credit Markets.

12. Comment: The graphic under this bullet point appears in low-resolution and/or is blurry, making it difficult to read accurately. Please consider including a sharper or clearer graphic.

Response: The Fund has included higher resolution graphics as requested on pages 5 and 96 of the Prospectus.

Page 6 — Q. What is the market opportunity?

13. Comment: Please describe “National Center for The Middle Market” and add to the list of citations on page iv.

Securities and Exchange Commission

July 19, 2023

Response: The Fund confirms that these sources are commercially available for a fee and were not commissioned by the Fund, and the Fund has revised the disclosure on page v to include citations to those commercially available third-party sources.

Page 7 — Consistent, Strong Leveraged Buyout Volumes Driving Demand.

14. Comment: Please describe “S&P Global Market Intelligence” and “Preqin” and add to the list of citations on page iv.

Response: The Fund confirms that these sources are commercially available for a fee and were not commissioned by the Fund, and the Fund has revised the disclosure on page v to include citations to those commercially available third-party sources.

Page 9 — Sponsored Middle Market New Issuance — Direct vs. Syndicated

15. Comment: Please describe “Capital IQ,” “LCD,” and “Refinitive,” and add to the list of citations on page iv.

Response: The Fund confirms that these sources are commercially available for a fee and has revised the disclosure on page v to include citations to those commercially available third-party sources.

Page 10 — Q. Will you use leverage?

16. Comment: Disclosure refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk and fee table (e.g., dividend expenses) disclosure.

Response: The Fund does not currently intend to issue preferred stock within a year of the effective date of the Registration Statement.

Page 14 — Q. At what point will the initial proceeds of this offering be released from escrow?

17. Comment: Disclosure states that the Fund will send investors a full refund if the Fund does not raise the minimum amount and commence operations within one year following the effective date of the registration statement. Please clarify whether the Fund will continue to exist or the Board will consider asking stockholders to approve ceasing being a BDC, etc.

Response: The Fund advises the Staff that this comment is not applicable to the Fund as the Fund no longer intends to hold investors’ funds in an escrow account.

Securities and Exchange Commission

July 19, 2023

Page 16 — Q. When may I make purchases of shares and at what price?

18. Comment: In the second paragraph, disclosure states, “[while a stockholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each stockholder’s purchase will be determined and shares are credited to the stockholder’s account as of the effective date of the share purchase.]” Please provide a legal analysis explaining how the subscription process and determination of NAV are consistent with the requirements of section 23(b) of the 1940 Act.

Response: Section 23(b) of the 1940 Act provides that the Fund may not sell its common stock at a price below “current net asset value,” and that such net asset value must be determined as of a time within forty-eight hours, excluding Sundays and holidays, of the sale. The Fund’s purchase procedures comply with this statutory condition. For example, subscription orders for a hypothetical closing of the Fund on September 1, 2023 would be received throughout August. On the closing date of September 1, 2023 (the first business day of the month), subscriptions are accepted at a purchase price of the net asset value of the Fund as of August 31, 2023 (the last business day of the preceding month). This complies with Section 23(b), as net asset value is determined as of a time that is within the 48 hours preceding the sale of shares that becomes effective as of September 1st.

The Fund will value a large percentage of its investments at fair value as determined in good faith by its investment adviser, as the Board’s valuation designee, based on, among other things, the input of the Fund’s management committee and the oversight of the Fund’s audit committee and independent valuation firms that may be engaged to assist in the valuation of certain portfolio investments without a readily available market quotation. This process takes approximately twenty business days to complete. Accordingly, net asset value for August 31st is not available for approximately one month. However, the determination of net asset value is still completed “as of” August 31st, within 48 hours of the effective date of the sale of shares on September 1st.

Page 25 — Fees and Expenses

19. Comment: Please ensure that dividend reinvestment or other charges assessed against a stockholder account are included in the fee table, if applicable. For example, some funds hold reinvested dividends in an account that is different from an investor’s regular brokerage account and may charge a fee to redeem shares from that account.

Response: The Fund advises the Staff that this comment is not applicable to the Fund as there are no charges to be assessed against a stockholder account, including in connection with the distribution reinvestment plan.

Page 27 — Fees and Expenses

20. Comment: In footnote 8 to the fee table, disclosure refers to the possible reimbursement of the investment adviser’s payment of certain Fund expenses. Please add the following conditions to the ability of the adviser to recoup expenses under the Expense Support and Conditional Reimbursement Agreement:

Securities and Exchange Commission

July 19, 2023

•

An expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and

•	A distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement.

Response: The Fund has revised the disclosure as requested on pages 29 and 84 of the Prospectus.

Page 36 — Our strategy involves a high degree of leverage.

21. Comment: Please provide a table illustrating the effects of leverage. See Item 8.3.b. of Form N-2.

Response: The Fund advises the Staff that this comment is not applicable to the Fund as the Fund does not have any outstanding classes of senior securities as defined in Section 18 of the 1940 Act.

Page 67 — We may enter into side letters or similar arrangements.

22. Comment: Please respond supplementally to the following:

•

Describe specifically the types of rights and obligations that side letter agreements would establish. For what consideration? What kind of “restrictions” and “special rights” do the Fund and/or the adviser intend to create via side letter agreements “with respect to activities of the Fund”?

•

How would side letter arrangements with the Fund and/or the adviser compare to side letters typically entered into by private funds and their advisers? Would any stockholder be able to request/negotiate side letters with the Fund? Would the Fund be willing to grant special rights to any stockholder? If not, why not?

•

Will the adviser (or affiliates) be party to any side letter? Will the adviser (or affiliates) enter into separate side letter agreements or similar arrangements with Fund stockholders who also have side letter agreements with the Fund? What types of rights and obligations would such side arrangements with the adviser create? For what consideration? Would side letters contemplate arrangements with respect to any adviser acting in any capacity other than as adviser to the Fund?

•	Describe the Board process for reviewing and approving side letter agreements.

Securities and Exchange Commission

July 19, 2023

•

Describe specifically all special rights that relate, directly or indirectly, to stockholder voting. What does the “right to recommend a representative for nomination to the Board or to appoint a board observer or any rights related thereto” mean in practice, e.g., what would the Board consider when deciding whether to accept a nomination from a stockholder?

•

Does the Fund intend to publicly disclose non-public information provided to stockholders? Would such stockholders be required to maintain confidentiality? Would such stockholders be required to agree not to trade on non-public information that they receive from the Fund? If so, what other “actions” can such stockholders take on the basis of non-public information received from the Fund?

Response: The Fund has removed this disclosure.

Page 86 — Investment Objective and Strategies

23. Comment: In the fifth paragraph, disclosure states, “Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets . . . in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies) at varying maturities.” This language differs from the language on page 2 regarding the 80% policy. Please align the language regarding the 80% policy throughout the registration statement.

Response: The Fund has revised the disclosure as requested on pages 79 and 90 of the Prospectus.

Page 87 — Investment Objective and Strategies

24. Comment: In the first full paragraph, disclosure refers to the Fund’s investments in “second lien senior secured loans.” Please add this disclosure to the summary section on page 2 and align throughout the registration statement.

Response: The Fund has revised the disclosure as requested on page 2 of the Prospectus and aligned the disclosure throughout the Prospectus.

25. Comment: In the first full paragraph, disclosure lists various investments that for purposes of the Fund’s investment strategy may be “credit instruments.” Please clarify whether equity interests in “distressed securities,” “securitized products,” or “convertible and preferred securities” may or may not be “credit instruments” for purposes of the Fund’s investment strategy.

Response: The Fund has clarified the disclosure on pages 79 and 91 of the Prospectus.

Page 94 — Investment Selection

26. Comment: In the sixth bullet point, disclosure refers to “barriers to entry.” Please revise using plain English.

Response: The Fund has revised the disclosure as requested on page 98 of the Prospectus.

Securities and Exchange Commission

July 19, 2023

Page 94 — Sourcing Investment Opportunities

27. Comment: In the second paragraph, disclosure refers to “M&A advisors.” Please spell out “M&A.”

Response: The Fund has revised the disclosure as requested on page 98 of the Prospectus.

Page 110 — Incentive Fee

28. Comment: Please include a graphical illustration of how the incentive fee will operate.

Response: The Fund has revised the disclosure as requested on page 121 of the Prospectus.

Page 112 — Organization of our Investment Adviser

29. Comment: Please disclose the name of the entity that controls the investment adviser and the nature of the entity’s business. See Item 9.1.a. of Form N-2.

Response: The Fund has revised the disclosure as requested on page 124 of the Prospectus, as set forth below.

“Our investment adviser is Crescent Cap NT Advisors, LLC, a Delaware limited liability company, that is registered as an investment adviser under the Advisers Act. Crescent Capital Group LP (“Crescent”) is the parent company of our investment adviser. Crescent is a global credit investment manager with total assets under management of over $40 billion. Crescent focuses on below investment grade credit through strategies that invest in marketable and privately originated debt securities including senior bank loans, high yield bonds, as well as private senior, unitranche and junior debt securities. The principal executive offices of Crescent Cap NT Advisors, LLC is located at 11100 Santa Monica Blvd., Suite 2000, Los Angeles, California 90025.”

Page 127 — Provisions of the Maryland General Corporation Law and the Charter and Bylaws

30. Comment: Disclosure in this section refers to, among other things, provisions in the charter and/or bylaws regarding control share acquisitions and an exclusive forum. However, the organizational documents filed as exhibits to the registration statement do not contain such provisions. Please revise this section to align with the provisions in the Fund’s organizational documents.

Response: The Fund refers the Staff to Article XV of the Fund’s charter, which includes an exclusive forum provision, and Section 13 of Article II of the Fund’s bylaws, which includes an opt-out from the Maryland Control Share Acquisition Act. The Fund respectfully submits that the disclosure under “Description of Our Shares—Provisions of the Maryland General Corporation Law and the Charter and Bylaws—Exclusive Forum” and “Description of Our Shares—Provisions of the Maryland General Corporation Law and the Charter and Bylaws—Control Share Acquisitions” is consistent with the foregoing provisions of the Fund’s charter and bylaws.

Securities and Exchange Commission

July 19, 2023

Page 141 — Indemnification

31. Comment: If the underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the 1940 Act, please briefly describe such indemnification provision. See Item 5.4 of Form N-2.

Response: The Fund has revised the disclosure as requested on page 158 of the Prospectus, as set forth below:

“Standard of Care and Indemnification

The intermediary manager shall be obligated to act in good faith and to exercise reasonable care and diligence in the performance of its duties under the Intermediary Manager Agreement. To the extent permitted by law and our charter, we will indemnify the participating brokers and the intermediary manager, their officers and directors, and each person, if any, who controls the participating brokers and the intermediary manager (within the meaning of Section 15 of the Securities Act) against some civil liabilities, including certain liabilities under the Securities Act, the Exchange Act or otherwise, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.”

Page 147 — Share Repurchase Program

32. Comment: Disclosure states that stockholders will not know the exact price of shares in the tender offer when they make the decision whether to tender. This is not consistent with rule 13e-4. See rule 13e-4(d)(1)(i) and rule 14d-100, Item 4, which references Item 1004(a) of Regulation M-A. Item 1004(a)(1)(h) of Regulation M-A requires disclosure of the amount of consideration offered to security holders, not merely a formula to be used to determine that amount. Please also revise disclosure in this section to state that the fund will compute current NAV per Common Share during the term of each repurchase offer no less frequently than weekly, and daily on the five business days preceding a repurchase offer deadline, and that the Fund will disclose in the offer to purchase the means by which stockholders may ascertain this information. Please also disclose that the final dollar amount of the offer consideration will be disclosed no later than the day of the repurchase offer deadline.

Please revise the disclosure to state that payment for tendered shares will be paid in full with cash within 5 business days after the repurchase offer deadline, in accordance with Commission statements on this issue. See Release No. IC-19399 (April 7, 1993) (“In effect [an interval fund] would have ... up to seven days after that in which to pay repurchase proceeds — just as open-end companies or closed-end companies making issuer tender offers now have seven days in which to make payment.” (emphasis added)).

Securities and Exchange Commission

July 19, 2023

Response:

Amount of Consideration. The Fund notes that periodic tender offers by closed-end funds, including business development companies, at net asset value is a long-standing practice that has been accepted by the Staff in certain written statements, with the Staff citing its own no-action guidance regarding such practice.

The different treatment with respect to repurchase programs between operating companies and investment companies is well-established and reflected in the federal securities laws. For example, Rule 23c-3, the rule under which “interval funds” operate, in fact, requires those funds to repurchase their shares at net asset value determined on the repurchase pricing date (See, Rule 23c-3(b)(1)). Furthermore, the Fund is required to tender its shares at net asset value in order to not jeopardize its ability to engage in a continuous offering. See Rule 102(b)(2)(ii) of Regulation M. The Fund believes that the existence of the requirement for continuously offered, non-listed, closed-end funds, such as the Fund, to tender at net asset value in the federal securities laws is further evidence that the Staff accepts closed-end fund tenders at net asset value rather than a specific dollar amount as permissible. The Fund notes that it “checks the box” on the cover page of its Prospectus that its Common Shares will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act.

Net asset value computation. The Fund respectfully declines to revise its disclosure to state that the Fund will compute current NAV per Common Share during the term of each repurchase offer no less frequently than weekly, and daily on the five business days preceding a repurchase offer deadline, and that the Fund will disclose in the offer to purchase the means by which stockholders may ascertain this information. These requirements are from Rule 23c-3 under the 1940 Act. As Section 23(c)(2) of the 1940 Act already permits the Fund to purchase its shares pursuant to tender offers, the Fund does not rely on the exemption found in Rule 23c-3.

Disclosure of final dollar amount of consideration no later than the day of the repurchase offer deadline. The Fund respectfully declines to add the requested disclosure. The Fund is unaware of any requirement to disclose the final dollar amount of consideration prior to the tender offer expiration date. For example, the relevant rules of the 1940 Act, which require interval funds to repurchase shares at net asset value state that in no event shall an interval fund determine the net asset value applicable to the repurchase of the stock before the close of business on the repurchase request deadline. Similarly, mutual fund shareholders do not know the net asset value they will receive in a redemption when the redemption request is submitted. Accordingly, in other contexts where shares are continuously offered, it is recognized that repurchases or redemptions at net asset value are completed without knowing a specific dollar value to be received (i.e., use forward pricing). This is to avoid sophisticated investors engaging in arbitrage to the detriment of less sophisticated and long-term investors.

Securities and Exchange Commission

July 19, 2023

Payment with cash within 5 business days. The Fund represents that payment for tendered shares will be paid in full with cash within 5 business days after the tender offer expiration date and has revised the relevant disclosure in the Prospectus accordingly.

Page 148 — Distribution Reinvestment Plan

33. Comment: If applicable, please state that an investor holding shares that participate in the distribution reinvestment plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the distribution reinvestment plan.

Response: The Fund advises the Staff that this comment is not applicable to the Fund as the distribution reinvestment plan is run by the Fund.

Page 152 — Regulation

34. Comment: Please delete “or emergency” from the second to last sentence of this section, which states “We may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes without regard to asset coverage.” See section 18(g) of the 1940 Act.

Response: The Fund has revised the disclosure as requested on pages 170 and 172 of the Prospectus.

Item 34. Undertakings

35. Comment: Please add the required undertakings in Item 34 or explain why it is not necessary. See Item 34 of Form N-2.

Response: The Fund has revised the disclosure as requested on pages C-3 and C-4 of the Prospectus.

* * * *

Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please note that if we intend to omit certain information from the form of Prospectus included with the Registration Statement, that is declared effective in reliance on Rule 430A under the Securities Act, we will supplementally identify for you any omitted information. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling
Monica J. Shilling, P.C.

cc: Via E-mail
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
George Hawley, Crescent Private Credit Income Corp.

Austin    Bay Area    Beijing    Boston    Brussels    Chicago    Dallas    Hong Kong    Houston    London    Munich    New York    Paris

    Salt Lake City     Shanghai    Washington, D.C.